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April 22, 2013	WILLIAM J. TUTTLE william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: John M. Ganley and Chad Eskildsen

Re:	PennantPark Investment Corporation

Registration Statement on Form N-2

File Numbers 333-172524; 814-00736

Ladies and Gentlemen:

On behalf of PennantPark Investment Corporation, a Maryland corporation (the “Company”), thank you for speaking with us about the Company’s Post-Effective Amendment No. 5 to its Registration Statement on Form N-2 (Registration No. 333-172524) (as amended, the “Registration Statement”). Capitalized terms not defined herein shall have the meanings set forth in the Registration Statement.

On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) during telephone calls on April 10 and 12, 2013 between John M. Ganley, Senior Counsel, and Chad Eskildsen, Senior Staff Accountant, of the Staff, and William J. Tuttle and Anne M. Laughlin of Dechert LLP, outside counsel to the Company. For your convenience, a transcription of the comments provided by the Staff of the Commission to the Company regarding the Registration Statement is included in this letter, and each question or comment is followed by the applicable response.

Legal Comments

1.	We note that in footnote 5 to the Fees and Expenses table the Company has based the portion of incentive fees paid with respect to net investment income on actual amounts incurred during the three months ended December 31, 2012, annualized for a full year. Please explain why the Company has used the actual amounts incurred during the three months ended December 31, 2012, annualized for a full year, rather than the actual amounts incurred during the year ended December 31, 2012, and include a comparison of the incentive fees paid with respect to net investment income based on these amounts.

United States Securities and Exchange Commission April 22, 2013 Page 2

Response:

The Company respectfully submits that, consistent with its approach since inception, it prefers to base the portion of incentive fees paid with respect to net investment income on actual amounts incurred during the three months ended December 31, 2012, annualized for a full year, because doing so is more representative of the expected future fees that will be incurred by an investor in the Company’s common stock. Moreover, in this instance, using the annualized amount yields a ratio of 2.64%, compared to 2.44% had the Company used the amount for the calendar year ended December 31, 2012, for “Incentive fees payable under the Investment Management Agreement” in the Fees and Expenses table.

2.	We note that in the risk factor “We are exposed to risks associated with changes in interest rates that may affect our cost of capital and net investment income” the Company discloses that it may use total return swaps in an effort to limit its exposure to interest rate fluctuations. Please explain how the Company would treat a total return swap for purposes of the asset coverage requirements of Section 18 of the 1940 Act, applicable to it as a business development company under Section 61 of the 1940 Act.

Response:

The Company respectfully submits that it has not entered into a total return swap in the past six years and it currently does not intend to enter into a total return swap. However, the Company is aware of the Staff’s guidance regarding the treatment of a total return swap for purposes of the asset coverage requirements of Section 18 of the 1940 Act, applicable to it as a business development company under Section 61 of the 1940 Act, and it expects that it would treat the assets underlying a total return swap as assets of the Company for such regulatory purposes. The Company respectfully reserves its right in the future to treat any total return swap for regulatory purposes in accordance with any then current Staff or Commission rule or guidance regarding the regulatory treatment of total return swaps or similar derivative instruments which differs from such proposed treatment.

3.	We note that in the last paragraph of disclosure under the heading “Forward-Looking Statements,” the Company states that the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with any offering of securities pursuant to the prospectus or in periodic reports that the Company files under the Exchange Act. Please include similar disclosure in the Company’s Current Reports on Form 8-K going forward.

Response:

The Company confirms that it will include in its Current Reports on Form 8-K going forward a disclosure that the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 do not apply to forward-looking statements made in such reports.

United States Securities and Exchange Commission April 22, 2013 Page 3

Accounting Comments

As a general matter, the Company respectfully submits that, each quarter, all of its investments are valued at fair value in accordance with Accounting Standards Codification 820, Fair Value Measurements (“ASC 820”). For those investments for which market quotations are not readily available, the Company’s board of directors undertakes a multi-step valuation process, as described in the Registration Statement and in its periodic reports filed with the Commission on Forms 10-Q and 10-K. A part of this valuation process includes valuations by independent valuation firms based on such firms’ independent assessments and any market quotations obtained from independent pricing services, exchanges, brokers, dealers or market makers. The Company also collects a variety of material, non-public information about each of its portfolio companies on which its valuations are based. The Company’s board of directors discusses the valuations with the investment adviser, the independent valuation firms and the audit committee and determines the fair value of each investment in good faith. Each of the three portfolio companies that are the subject of the Staff’s accounting comments set forth below has experienced significant financial success in their respective businesses, and the Company reviewed various valuation materials, including financial information and comparable companies’ analyses, in accordance with its valuation policy and ASC 820 in determining the fair value of these investments.

4.	We note that on the Consolidated Schedule of Investments in the Company’s Consolidated Financial Statements the fair value disclosed under the description “AH Holdings, Inc. (Warrants)” increased from $0 as of September 30, 2011 to $2,063,780 as of September 30, 2012. Please explain this increase in fair value.

Response:

The Company respectfully submits that the increase in the fair value disclosed on its Consolidated Schedule of Investments under the description “AH Holdings, Inc. (Warrants)” was primarily due to both the overall positive financial performance of the portfolio company and an increase in the applied valuation multiple determined by an independent valuation firm, which was supported by a comparison of publicly available information about comparable companies’ valuation multiples.

5.	We note that on the Consolidated Schedule of Investments in the Company’s Consolidated Financial Statements the fair value disclosed under the description “Kadmon Holdings, LLC, Class A” increased from $295,205 as of September 30, 2011 to $12,013,688 as of September 30, 2012, but the fair value disclosed under the description “Kadmon Holdings, LLC, Class D” did not change as September 30, 2011 and as of September 30, 2012. Please explain the increase in fair value of “Kadmon Holdings, LLC, Class A” and why there was no change in fair value of “Kadmon Holdings, LLC, Class D.”

United States Securities and Exchange Commission April 22, 2013 Page 4

Response:

The Company respectfully submits that the increase in the fair value disclosed on its Consolidated Schedule of Investments under the description “Kadmon Holdings, LLC, Class A” was primarily due to the overall positive financial performance of the portfolio company, additional capital raises by the portfolio company and the increase in comparable companies’ valuation multiples based on recent acquisitions in the industry in which it competes. There was no change in the fair value disclosed under the description “Kadmon Holdings, LLC, Class D” because the purpose of the Class D securities is to provide anti-dilution protection to the Class A securities. The Company does not have any current commitment to purchase additional securities, but it may do so in the future to protect its investment, in which case it would purchase such securities at the price then being offered by the portfolio company. As a result, based on the conversion mechanism of the Class D securities, the Class D securities are evaluated in the valuation process but do not have a corresponding increase in parallel with changes to the value of the Class A securities.

6.	We note that on the Consolidated Schedule of Investments in the Company’s Consolidated Financial Statements the cost and the fair value disclosed under the description “Titan Private Holdings I, LLC – Class A” was $2,274,883 and $6,182,426, respectively, as of September 30, 2012. Please explain why the Company’s investment appreciated by this amount in 2012.

Response:

The Company respectfully submits that the appreciation of “Titan Private Holdings I, LLC – Class A” disclosed on its Consolidated Schedule of Investments was primarily due to both the overall positive financial performance of the portfolio company and an increase in the applied valuation multiple determined by an independent valuation firm, which was supported by a comparison of publicly available information about comparable companies’ valuation multiples.

* * * * * * * * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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United States Securities and Exchange Commission April 22, 2013 Page 5

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by facsimile at 202.261.3333) or Thomas J. Friedmann by telephone at 202.261.3313 (or by facsimile at 202.261.3333) or Anne M. Laughlin by telephone at 202.261.3376 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

Cc:	Arthur H. Penn, PennantPark Investment Corporation

Aviv Efrat, PennantPark Investment Corporation